UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission File Number 333-223265

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION ENERGY MANCHESTER STREET UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION ENERGY, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION ENERGY MANCHESTER STREET UNION SAVINGS PLAN

DOMINION ENERGY MANCHESTER STREET UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

	December 31, 2018	December 31, 2017
PLAN ASSETS AND LIABILITIES
Total Plan Assets	$23,371,089	$26,256,319
Net Assets Available for Benefits	$23,371,089	$26,256,319

Notes:	1) The above Employee Retirement Income Security Act of 1974 (ERISA) plan information is presented in accordance with the Department of Labor (DOL) Form 5500, Schedule I.

              2)  Effective December 31, 2018, the Plan is eligible to file as a small plan in accordance with DOL Form 5500. Plans that covered fewer than 100 participants as of the beginning of the plan year and that are not eligible to file Form

                     5500-SF. As of December 31, 2018 and 2017, the Plan’s participants were 99 and 96, respectively.

DOMINION ENERGY MANCHESTER STREET UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

Year Ended
December 31, 2018
INCOME, EXPENSES AND TRANSFERS

ADDITIONS (SUSBTRACTIONS):
Contributions:
Participant contributions	$404,541
Employer contributions	327,035
Total contributions	731,576

Investment Loss:
Interest	1,021
Dividends	394,691
Net depreciation in fair value of investments	(1,554,424)
Loss from Master Trust	(295,207)
Net investment loss	(1,453,919)

Interest income on notes receivable from participants	3,983
Total subtractions	(718,360)

DEDUCTIONS:
Benefits paid to participants	2,148,300
Administrative expenses	18,570
Total deductions	2,166,870

NET DECREASE IN NET ASSETS	(2,885,230)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	26,256,319

End of year	$23,371,089

Note:	The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

DOMINION ENERGY MANCHESTER STREET UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

December 31, 2018
SPECIFIC ASSETS
Employer Securities	$8,036,677
Participant Loans	$74,088
Notes:	1) The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

                2)  Effective December 31, 2018, the Plan is qualified as a small plan in accordance with DOL Form 5500, when a plan that covered fewer than 100 participants as of the beginning of the plan year. As of December 31, 2018 and 2017,

                     the Plan’s participants were 99 and 96, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Energy Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION ENERGY MANCHESTER STREET UNION SAVINGS PLAN (name of plan)

Date: June 21, 2019	/s/ Regina J. Elbert
Regina J. Elbert Vice President, Dominion Energy Services, Inc. Human Resources Business Services

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